Exhibit 99.1

Statement from Neptune Wellness Chief Executive Officer Michael Cammarata on Successful U.S. House of Representatives Vote to Decriminalize Marijuana

LAVAL, QC, Dec. 7, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, made the following statement regarding the More Act, that was passed today by the U.S. Congress.

This legislation marks the first time either chamber of Congress in the United States has voted to federally decriminalize cannabis. Michael Cammarata, Neptune Wellness Chief Executive Officer, said:

"We salute the United States government as they embrace the innovation that companies such as Neptune are accomplishing daily. We are readying the Company for future expansion in adult use-cannabis and global hemp, beginning in the United States with the potential for legalization of cannabis under President-Elect Joe Biden."

"We believe the future of creating health and wellness benefits for consumers across North America and worldwide will be found in plant-based solutions such as those being developed by Neptune Wellness. Our diversified and fully integrated business model focuses on natural, plant-based, sustainable, and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier, and more effective."

"If and when legalization occurs, we intend to bring our Mood Ring product to the United States. This cannabis innovation follows Neptune's first commercial production of hashish (or hash) — comprised of extracted cannabis trichomes utilizing its proprietary technologies at the Company's purpose-built facility in Sherbrooke, Quebec.  In the U.S., Neptune believes our unique product offerings will likewise position the Company to enter what will be a highly lucrative market and to meet consumer demand with market-leading, dependable and responsible 'Made in the USA' brands."

Neptune has announced it is opening a Florida-based office in 2021 to focus on U.S. legislation matters in cannabis and global growth opportunities. This office will lead the Company's international institutional advocacy program to drive the conversion of cannabis from an illicit to the regulated market.

The Company already has a 24,000-square-foot facility in Conover, North Carolina, for the production of branded product.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits by creating and distributing environmentally friendly, ethical, and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers. Underpinned by a disruptive spirit, Neptune's diversified and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier, and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, poised for rapid growth and expansion. Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify innovation opportunities, Neptune quickly adapts to consumer preferences and demand and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer-focused solutions. For additional information, please visit: https://neptunecorp.com/.

FORWARD LOOKING STATEMENTS:

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forwardlooking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, John Mills, 646-277-1254, John.Mills@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 07-DEC-20